Neuberger Berman Equity Funds
                                605 Third Avenue
                             New York, NY 10158-0180


August 1, 2006


FILED VIA EDGAR
---------------

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re.: NEUBERGER BERMAN EQUITY FUNDS: POST-EFFECTIVE AMENDMENT NO. 121
            --Neuberger Berman International Large Cap Fund, Institutional Class
              1933 Act File No. 002-11357
              1940 Act File No. 811-00582
          Form Type: 485BPOS; Accession Number: 0000898432-06-000628
          Application for Withdrawal
          --------------------------

Dear Mr. Hallock:

     Pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended ("1933 Act"), on behalf of Neuberger Berman Equity Funds ("Registrant"), we respectfully withdraw Form Type: 485BPOS; Accession Number:
0000898432-06-000628 which was submitted on July 28, 2006 and accepted on July 31, 2006 pursuant to Rule 485(b) under the 1933 Act. The filing was inadvertently transmitted with an incorrect class identifier and should be disregarded.

     If you have any questions regarding this filing, please contact Ndenisarya Meekins at (202) 778-9021.

                                            Very truly yours,

                                            NEUBERGER BERMAN EQUITY FUNDS

                                            /s/ Robert Conti
                                            ------------------------------
                                            By: Robert Conti
                                            Title: Vice President